

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

By U.S. Mail and Facsimile 888-896-7763

Jenny Chen-Drake
Chen-Drake Law Group, P.C.
8491 Sunset Boulevard, Suite 368
W. Hollywood, CA 90069

Re: Prime Global Capital Group Inc. ("the company")
      File No.: 000-54288

Dear Ms. Chen-Drake:

        In letters dated September 13 and October 18, 2013 on behalf of the company, you requested that the staff waive the requirement to provide S-X Rule 3-14 financial statements of two commercial buildings acquired by the company. The 15 story building acquired on December 1, 2012 for $25.9 million was vacant when acquired. The 12 story building acquired in July 2013 for $3.9 million was substantially leased out at the acquisition date.

        The staff would not object if the company did not provide financial statements for the 15 story building due to its vacancy at the time of purchase. It appears that financial statements for the 12 story building would not be required under S-X Rule 3-14 because the purchase price of $3.9 million was less than 10% of assets of $41.6 million at the latest fiscal year end October 31, 2012.

        The conclusions reached in this letter are based solely on the information provided in your letters. Different or additional facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3511.

                                        Sincerely,

                                        Louise M. Dorsey
                                        Associate Chief Accountant